Exhibit 99.1

FOR IMMEDIATE RELEASE	October 17, 2011

FMI Holdings Ltd. (formerly Forbes Medi-Tech Inc.)
Cease Trade Order and Liquidation Update

VANCOUVER, BC – FMI Holdings Ltd. (formerly Forbes Medi-Tech Inc.) (OTCBB:FMTIF) (“FMI” or “Company”) today announced that the British Columbia Securities Commission has issued a cease trade order immediately suspending the trading of common shares of the Company in British Columbia as a result of the Company’s failure to file financial statements for the year ended December 31, 2010 and the interim periods ended March 31, 2011 and June 30, 2011. The Company has not filed these statements, or the accompanying management’s discussion and analysis, in order to avoid unnecessary costs and thereby maximize the amount of cash to be distributed to shareholders upon completion of its previously-announced liquidation and wind-up of the Company (the “Liquidation”). Notwithstanding the order, a beneficial shareholder of the Company who is not, and was not as of October 14, 2011, an insider or control person of the Company, may sell shares of the Company acquired before October 14, 2011 if (i) the sale is made through a market outside Canada, (ii) the sale is made through an investment dealer registered in British Columbia, and (iii) the investment dealer maintains a record of the details of the sales made pursuant to this exemption.

The Company will complete the Liquidation promptly following receipt of a clearance certificate from Canada Revenue Agency. Due to unanticipated delays caused by an administration change at Canada Revenue Agency, the Company currently anticipates that the clearance certificate will be obtained in the first quarter of 2012. The Company currently has cash reserves of approximately CDN$2.9m (of which approximately 76% is denominated in U.S. dollars). Based on the estimated costs of completing the Liquidation and current U.S. dollar exchange rates, the estimated proceeds upon completion of the Liquidation are in the range of CDN$0.54 to CDN$0.57 per outstanding share. In the event that (i) wind-up costs are greater than anticipated or (ii) there are fluctuations in the U.S. dollar exchange rate, shareholders may receive aggregate distributions amounting to less than the range noted above. Accordingly, the Company can give no assurances as to the total amount and timing of distributions to the Company’s shareholders.

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Liquidation. Forward-looking statements can be identified by forward-looking terminology such as “anticipates”, “expects”, “will”, “may” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, that the proceeds available for distribution in the Liquidation will be less than anticipated. Factors that may impact the amount of proceeds available for distribution in the Liquidation include but are not limited to (i) unanticipated fees or expenses incurred in connection with the Liquidation; (ii) currency exchange fluctuations; and (iii) other unforeseen expenses, liabilities or obligations. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
Brett Luckin
Abakhan & Associates, Inc.
(in its capacity as liquidator)
Phone: (604) 689-4255